Exhibit 99.1

Corporate: Pepe Carmona Chief Financial Officer (215) 983-3362 pcarmona@innocoll.com Jeannie Sorenson, M.D. Vice President, Investor Relations (314) 458-7355 jsorenson@innocoll.com
For Immediate Release

Innocoll Announces XARACOLL® (bupivacaine-collagen bioresorbable implant) Meets Primary Endpoint in Both Pivotal Phase 3 Trials in Postoperative Pain Relief

−	First long-acting, opioid-sparing, local analgesic to meet primary endpoints of Phase 3 clinical trials in hernia repair

−	Data supports on-schedule NDA filing this year

−	Results validate the Innocoll technology platform

−	Conference call and webcast on top-line results scheduled for today at 8:30 a.m. Eastern Daylight Time

ATHLONE, Ireland, May 25, 2016 – Innocoll (NASDAQ:INNL), a global, commercial-stage, specialty pharmaceutical company, today announced that two placebo-controlled Phase 3 pivotal studies evaluating XaraColl® (bupivacaine-collagen bioresorbable implant) each achieved the primary endpoint as a postoperative pain relief treatment immediately following open abdominal hernia repair. XARACOLL showed consistency across both studies in treatment effect for pain reduction and opioid reduction.

The primary efficacy endpoint, the sum of pain intensity over 24 hours (SPI24) comparing XARACOLL to placebo, met statistical significance in both the MATRIX-1 (p=0.0004) and MATRIX-2 (p<0.0001) studies. These highly statistically significant results make XARACOLL the first long-acting, opioid-sparing, local analgesic to meet primary endpoints of Phase 3 clinical trials in hernia repair, a highly painful and commonly performed surgery.

A key secondary endpoint in the MATRIX trials was the sum of pain intensity over 48 hours (SPI48). The pooled data of the two MATRIX studies were statistically significant for this endpoint (p=0.0033). MATRIX-2 achieved a statistically significant result (p=0.0270), and MATRIX-1 trended toward, but did not achieve statistical significance (p=0.0568).

Another key secondary endpoint was the sum of pain intensity over 72 hours (SPI72). The pooled data of the two MATRIX studies for this endpoint were statistically significant, although neither individual study achieved statistical significance for SPI72.

The MATRIX studies also looked at multiple opioid-sparing secondary endpoints. Both trials demonstrated that XARACOLL significantly reduces total opioid consumption and significantly increases the time prior to the first use of opioids. To preserve the company’s plan to publish the full analysis of the Phase 3 MATRIX studies at future medical meetings and in peer-reviewed publications, further details regarding secondary endpoints will not be released at this time.

XARACOLL was well tolerated in both studies. Incidence of overall adverse events was similar to the placebo arm of each study. There were no XARACOLL-related serious adverse events. Opioid-related adverse events were higher in the placebo arms of both studies.

Based on these results, Innocoll plans to submit a new drug application (NDA) to the U.S. Food and Drug Administration (FDA) this year.

“We are very pleased by these positive top-line results for XARACOLL,” said Innocoll CEO Tony Zook. “These two successful postoperative pain studies validate our proprietary collagen-based technology platform. We are committed to filing our NDA this year and bringing this innovative new treatment to market. Our manufacturing expansion and commercial readiness activities are on-track to support an anticipated launch in 2017.”

XARACOLL, a surgically implantable and bioresorbable bupivacaine-collagen matrix, is applied through a simple insertion into the incision and is being developed to provide sustained pain relief by delivering bupivacaine HCl directly at the site of surgical trauma. Bupivacaine HCl is a local anesthetic with a well-characterized safety and efficacy profile. The data collected on the MATRIX-1 and MATRIX-2 studies show that the use of our XARACOLL proprietary collagen implant as a delivery vehicle for bupivacaine HCl appeared to be safe.

“Available therapies for postoperative pain relief are heavily reliant on opioids, which may cause costly and problematic side effects, and further subject patients to long-term opioid use and abuse,” said Harold S. Minkowitz, MD, Department of Anesthesiology, Memorial Hermann Memorial City Medical Center, Houston, TX. “XARACOLL’s success in a commonly performed and highly painful surgery suggests that XARACOLL could become an important option for the surgical and anesthesia communities in addressing patient satisfaction with pain management options and the need for opioid-sparing approaches to pain reduction.”

Webcast and Conference Call Today, May 25, 2016, at 8:30 a.m. Eastern Daylight Time

The Innocoll management team will host a webcast and conference call to discuss the top-line results at 8:30 a.m. ET on May 25, 2016. Interested parties may access the webcast through the Investors section of our website, direct through the registration link, or by dialing 1-877-407-4018 (toll-free); 1-201-689-8471 (international); 1-800-904-100 (Ireland toll-free) and referencing the confirmation number 13638130. A replay of the call will be available on the Innocoll website later in the day, and the replay will be available for approximately one month following the call.

About XARACOLL®

XARACOLL® is a surgically implantable and bioresorbable bupivacaine-collagen matrix that utilizes our CollaRx® proprietary collagen-based delivery technology and is being developed to provide sustained postoperative pain relief directly into the surgical site. XARACOLL is also designed to reduce the need for systemic opioids and their associated risks.

About Postoperative Pain

Postoperative pain is a complex response to tissue trauma during surgery that stimulates hypersensitivity of the central nervous system, resulting in pain within the surgical cavity and in other areas directly affected by the surgical procedure (incision site). The current standard of care relies heavily on the use of opioids supplemented by other classes of pain medications, the combination of which is known as multi-modal pain therapy. However, according to a survey published in the journal of Anesthesia & Analgesia and a 2014 Decision Resources Postoperative Pain Survey, 75 percent of patients receiving standard treatments still report inadequate postoperative pain relief and 79 percent of patients report adverse events from these medications. Given the negative side effects of opioids in particular, there is increasing focus on treatments that reduce opioid use in the treatment of postoperative pain.

About MATRIX-1 and MATRIX-2

MATRIX-1 and MATRIX-2 Phase 3 studies are two identical, randomized, placebo-controlled, double-blinded studies to investigate the safety and efficacy of a surgically implantable and bioresorbable bupivacaine-collagen matrix in treating acute postoperative pain associated with hernia repair. Each study enrolled over 300 patients aged 18 and older in the United States (U.S.). Patients with a unilateral inguinal hernia undergoing open hernioplasty were randomized in a 2:1 ratio to one of two treatment groups per study: three 100 mg XARACOLL matrices for a total dose of 300 mg of bupivacaine HCl or three placebo matrices. The matrices were placed at multiple layers within the hernia repair site in order to provide local levels of bupivacaine HCl directly at the location of surgical trauma. All patients received 650 mg of acetaminophen three times a day and could receive rescue opioids as needed. The primary efficacy endpoint was the sum of pain intensity (SPI) over 24 hours comparing the XARACOLL matrix to placebo. Safety was evaluated through the collection of adverse events through 30 days postoperatively.

About Innocoll

Innocoll is a global, commercial-stage, specialty pharmaceutical company that is dedicated to engineering better medicines. Our proprietary, biocompatible, and biodegradable collagen products are precision-engineered for targeted use. Applied locally to wound and/or surgery sites, they are designed to provide a range of benefits. The company's late stage product pipeline is focused on addressing a number of large unmet medical needs, including: XaraColL for the treatment of postoperative pain; INL-002, a gentamicin-collagen topical matrix for the adjuvant treatment of diabetic foot infections; and INL-003, a barrier for the prevention of post-surgical adhesions.

Our currently approved products include: COLLAGUARD® (ex-US), COLLATAMP® G, SEPTOCOLL® E, REGENEPRO®, COLLACARE®, COLLEXA®, and ZORPREVA®, some of which are sold globally through strategic partnerships, including those with Takeda, EUSA Pharma, Pioneer, Biomet 3i and Biomet. All of our native collagen products—from extraction/purification of type-1 collagen through final delivery form—are manufactured at our certified, integrated plant in Saal, Germany.

For more information, please visit www.innocoll.com.

Ongoing Pipeline Studies

Innocoll is also conducting two identical Phase 3 trials, one in the U.S. (COACT-1) and the second in the U.S., Europe and Australia (COACT-2), to evaluate the safety and efficacy of INL-

002, a topical gentamicin administered via our proprietary collagen matrix, in patients with diabetic foot infections. The primary endpoint is the percent of patients achieving resolution of all clinical signs and symptoms of infection, evaluated by the clinician 10 to 14 days after completion of treatment, compared to placebo arms. Top-line data from these studies are anticipated to be available later in 2016.

INL-002 received QIPD designation for the adjunctive treatment of moderate and severe diabetic foot infection from the FDA.

Additionally, a clinical program is under development for INL-003, a collagen barrier for the prevention of post-surgical adhesions, to support approval in the U.S. The nonclinical program is ongoing and will be completed and reported prior to the filing of an IDE application planned for second half of 2016, with the Pilot (Feasibility) Clinical Study to be initiated immediately thereafter, upon availability of financial resources. For more information on our pipeline studies, please visit www.innocoll.com/products.aspx.

Forward-looking Statements

Any statements in this press release about our ongoing development of Xaracoll and our other product candidates; our interpretation of the data and results from our MATRIX-1 and MATRIX-2 clinical trials; our plans for, and the expected timing of, our Xaracoll NDA submission with the FDA; our plans to develop and commercialize Xaracoll and its market potential; the potential therapeutic and other benefits of Xaracoll and our other product candidates; Innocoll's current expectations regarding future events, including statements regarding the therapeutic benefit, safety profile and commercial value of Xaracoll, plans and objectives for present and future clinical trials and results of such trials, the risk that the FDA may not accept pooled data, plans and objectives for regulatory approval and other statements containing the words "anticipate," "believe," "estimate," "expect," "intend," "goal," "may", "might," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Such forward-looking statements involve substantial risks and uncertainties including, but not limited to, the risk that the FDA and foreign regulatory authorities may not agree with our interpretation of the data from our clinical trials of Xaracoll and may require us to conduct additional clinical trials; Xaracoll may not receive regulatory approval or be successfully commercialized, including as a result of the FDA's or other regulatory authorities' decisions regarding labeling and other matters that could affect its availability or commercial potential; our plans to develop and manufacture XaraColl; the size and growth of the potential markets for XaraColl and our ability to serve those markets; our manufacturing and marketing capabilities; or other actions and factors discussed in the "Risk Factors" section of our Annual Report on Form 20-F for the year ended December 31, 2015, which is on file with the Securities and Exchange Commission. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. In addition, the forward-looking statements included in this press release represent our views as of the date of this release. We anticipate that subsequent events and developments will cause our views to change. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The scientific information discussed in this news release related to Innocoll's product candidates is preliminary and investigative. Such product candidates are not approved by the U.S. Food and Drug Administration, and no conclusions can or should be drawn regarding the safety or effectiveness of the product candidates.

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